Graf Acquisition Corp. IV

1790 Hughes Landing Blvd., Suite 400

The Woodlands, Texas 77380

August 11, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jimmy McNamara and Alan Campbell

Re:	Graf Acquisition Corp. IV Registration Statement on Form S-4 File No. 333-271929

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Graf Acquisition Corp. IV (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on August 14, 2023, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, White & Case LLP, request by telephone that such Registration Statement be declared effective.

Please contact Elliott Smith of White & Case LLP at (212) 819-7644 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ James A. Graf
James A. Graf
Chief Executive Officer